

January 21, 2021

Rory Cutaia
Chief Executive Officer
Verb Technology Company, Inc.
782 South Auto Mall Drive
American Fork, UT 84003

> **Re: Verb Technology Company, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 15, 2021**
> **File No. 333-252167**

Dear Mr. Cutaia:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas Lamparski at (202) 551-4695 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Larry A. Cerutti